

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 30, 2008

<u>Via U.S. Mail and Facsimile</u>

Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203

       Re: **Cimarex Energy Co.**
              Form 10-K/A for Fiscal Year Ended December 31, 2007
              Filed March 13, 2008
              File No. 1-31446

Dear Mr. Korus:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock Repurchases, page 23

1.   Based on disclosure in your Form 10-Q for the quarter ended September 30, 2007, it would appear that share repurchases were made during the fourth quarter of fiscal 2007. In future filings, please provide all of the information regarding these repurchases required by Item 703 of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director